UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 3)*

VERTICAL COMMUNICATIONS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

04314L 20 5
(CUSIP Number)

MATTHEW J. RUBINS
75 STATE STREET, SUITE 2500
BOSTON, MASSACHUSETTS 02109
(617) 345-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

DECEMBER 1, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 04314L 20 5	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. M/C Venture Partners V, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 04-3526474
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 52,941,182(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 52,941,182(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,941,182
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.702%(***)
14	TYPE OF REPORTING PERSON PN

(*) Includes 21,760,545 shares of Common Stock, warrants to purchase 9,799,339 shares of the Common Stock, 2,831 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 3,575,637 shares of Common Stock) and 9,437 shares of Series E Convertible Preferred Stock (which are immediately convertible at the election of the Reporting Person into 17,805,660 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. M/C VP V, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 04-3526473
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 52,941,182(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 52,941,182(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,941,182
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.575%(***)
14	TYPE OF REPORTING PERSON PN

(*) Includes 21,760,545 shares of Common Stock, warrants to purchase 9,799,339 shares of the Common Stock, 2,831 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 3,575,637 shares of Common Stock) and 9,437 shares of Series E Convertible Preferred Stock (which are immediately convertible at the election of the Reporting Person into 17,805,660 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS. M/C Venture Investors, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 04-3459400
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 1,083,748(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,083,748(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,083,748(*)(**)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.277%(***)
14	TYPE OF REPORTING PERSON PN

(*) Includes 502,038 shares of Common Stock, warrants to purchase 182,694 shares of the Common Stock, 53 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 66,941 shares of Common Stock) and 176 shares of Series E Convertible Preferred Stock (which are immediately convertible at the election of the Reporting Person into 332,075 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. Chestnut Venture Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 04-3545072
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 2,070,361(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,070,361(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,070,361(*)(**)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.287%(***)
14	TYPE OF REPORTING PERSON PN

(*) Includes 792,046 shares of Common Stock, warrants to purchase 401,615 shares of the Common Stock, 116 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 146,511 shares of Common Stock) and 387 shares of Series E Convertible Preferred Stock (which are immediately convertible at the election of the Reporting Person into 730,189 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS. Chestnut Street Partners, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 04-2922556
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
7	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 2,070,361(*)(**)
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,070,361(*)(**)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,070,361
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.287%(***)
14	TYPE OF REPORTING PERSON CO

(*) Includes 792,046 shares of Common Stock, warrants to purchase 401,615 shares of the Common Stock, 116 shares of Series D Preferred Stock (which are immediately convertible at the election of the Reporting Person into 146,511 shares of Common Stock) and 387 shares of Series E Convertible Preferred Stock (which are immediately convertible at the election of the Reporting Person into 730,189 shares of Common Stock). See Item 5.

(**) Pursuant to rule 13d-4, the Reporting Person disclaims beneficial ownership of the securities reflected herein and declares that this Statement shall not be construed as an admission that such person is the beneficial owner of any securities covered hereby. See Item 5.

(***) See Item 5.

CUSIP NO. 04314L 20 5	13D	Page 7 of 13 Pages

Item 1. Security and Issuer
This Statement on Schedule 13D relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Vertical Communications, Inc., a corporation incorporated under the laws of the State of Delaware, formerly known as Artisoft, Inc. (“Vertical” or the “Issuer”). The principal executive office of the Issuer is located at One Memorial Drive, Cambridge, Massachusetts 02142.

Item 2. Identity and Background
(a) This Statement is being filed by (1) M/C Venture Partners V, L.P. (“M/C Venture Partners V”); (2) M/C VP V, LLC (“M/C VP V”), which is the sole general partner of M/C Venture Partners V; (3) M/C Venture Investors, LLC (“M/C Venture Investors”); (4) Chestnut Venture Partners, L.P. (“Chestnut Venture Partners”) and (5) Chestnut Street Partners, Inc. (“Chestnut Street Partners”), which is the sole general partner of Chestnut Venture Partners (each a “Reporting Person” and collectively, the “Reporting Persons”).

(b) The residence or business address of each of the Reporting Persons is 75 State Street, Suite 2500, Boston, Massachusetts 02109.

(c) The principal business of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners is investing in securities and other investment instruments. The principal business of M/C VP V and Chestnut Street Partners is to act as general partner of M/C Venture Partners V and Chestnut Venture Partners, respectively.

(d)(e) During the last five years, none of the persons listed in Item 2(a) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of M/C Venture Partners V and Chestnut Venture Partners are Delaware limited partnerships. Each of M/C VP V and M/C Venture Investors are Delaware limited liability companies. Chestnut Street Partners is a Delaware corporation.

Item 3. Source and Amount of Funds or Other Consideration

2005 Financing

On September 28, 2005, M/C Venture Partners V acquired 4,352,109 shares of Common Stock of the Issuer for a total purchase price of $4,955,311.31. The working capital of M/C Venture Partners V was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on September 28, 2005, M/C Venture Partners V acquired a warrant to purchase 836,318 shares of Common Stock of the Issuer in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to M/C Venture Partners V pursuant to that certain stock purchase agreement dated as of September 28, 2004.

On September 28, 2005, M/C Venture Investors acquired 177,743 shares of Common Stock of the Issuer for a total purchase price of $202,378.18. The working capital of M/C Venture Investors was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on September 28, 2005, M/C Venture Investors acquired a warrant to purchase 15,579 shares of Common Stock of the Issuer in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to M/C Venture Investors pursuant to that certain stock purchase agreement dated as of September 28, 2004.

On September 28, 2005, Chestnut Venture Partners acquired 81,074 shares of Common Stock of the Issuer for a total purchase price of $92,310.86. The working capital of Chestnut Venture Partners was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on September 28, 2005, Chestnut Venture Partners acquired a warrant to purchase 34,156 shares of Common Stock of the Issuer in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to Chestnut Venture Partners pursuant to that certain stock purchase agreement dated as of September 28, 2004.

February 2006 Financing

On February 9, 2006, M/C Venture Partners V acquired 2,831 shares of Series D Convertible Preferred Stock, par value $1.00 per share (the “Series D Preferred Stock”), of the Issuer for a total purchase price of $2,831,607.00. The working capital of M/C Venture Partners V was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on February 9, 2006, M/C Venture Partners V acquired a warrant to purchase 589,918 shares of Common Stock of the Issuer, which has been adjusted to 896,509 shares pursuant to the terms of the warrant as a result of the December 2006 Financing. See “December 2006 Financing” below.

On February 9, 2006, M/C Venture Investors acquired 53 shares of Series D Preferred Stock of the Issuer for a total purchase price of $52,749.00. The working capital of M/C Venture Investors was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on

CUSIP NO. 04314L 20 5	13D	Page 8 of 13 Pages

February 9, 2006, M/C Venture Investors acquired a warrant to purchase 10,989 shares of Common Stock of the Issuer, which has been adjusted to 16,656 shares pursuant to the terms of the warrant as a result of the December 2006 Financing. See “December 2006 Financing” below.

On February 9, 2006, Chestnut Venture Partners acquired 116 shares of Series D Preferred Stock of the Issuer for a total purchase price of $115,644.00. The working capital of Chestnut Venture Partners was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on February 9, 2006, Chestnut Venture Partners acquired a warrant to purchase 24,093 shares of Common Stock of the Issuer, which has been adjusted to 36,520 shares pursuant to the terms of the warrant as a result of the December 2006 Financing. See “December 2006 Financing” below.

December 2006 Financing

On December 1, 2006, M/C Venture Partners V acquired 9,437 shares of Series E Convertible Preferred Stock, par value $1.00 per share (the “Series E Preferred Stock”), of the Issuer for a total purchase price of $9,437,000.00. The working capital of M/C Venture Partners V was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on December 1, 2006, M/C Venture Partners V acquired a warrant to purchase 8,902,830 shares of Common Stock of the Issuer.

On December 1, 2006, M/C Venture Investors acquired 176 shares of Series E Preferred Stock of the Issuer for a total purchase price of $176,000.00. The working capital of M/C Venture Investors was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on December 1, 2006, M/C Venture Investors acquired a warrant to purchase 166,038 shares of Common Stock of the Issuer.

On December 1, 2006, Chestnut Venture Partners acquired 387 shares of Series E Preferred Stock of the Issuer for a total purchase price of $387,000.00. The working capital of Chestnut Venture Partners was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities. In addition, on December 1, 2006, Chestnut Venture Partners acquired a warrant to purchase 365,094 shares of Common Stock of the Issuer.

Item 4. Purpose of Transaction
The Reporting Persons acquired and continue to hold the shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock and the warrants to purchase Common Stock reported herein for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending on market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions, the Reporting Persons may in the future acquire additional shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock or warrants to purchase Common Stock, or options or other derivative securities related to the Common Stock, in the open market or in privately negotiated purchases or otherwise and may also, depending on then-current circumstances, dispose of all or a portion of its shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock or its warrants to purchase Common Stock, or options or other derivative securities related to the shares of Series D Preferred Stock or Common Stock, in one or more transactions, in each case to the extent then permitted by applicable law and regulation.

Each of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners (collectively, the “M/C Entities”) acquired its respective shares of Common Stock, Series D Preferred Stock, Series E Preferred Stock and warrants to purchase shares of Common Stock pursuant to securities purchase agreements, entered into as of September 28, 2005 (the “Common Stock Agreement”), February 9, 2006 (the “Series D Preferred Stock Agreement”) and October 18, 2006 (subsequently amended and restated as of December 1, 2006) (the “Series E Preferred Stock Agreement”) (as stated in Item 3 above) each by and between the Issuer, the M/C Entities and the other investors named therein.

The Common Stock Agreement provides for the purchase and sale of an aggregate of 11,329,785 shares of Common Stock at a price per share of $1.1386, and includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive for one year after the closing. Vertical has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Vertical in the Common Stock Agreement. The Common Stock Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and with investors constituting a majority-in-interest of the shares held by the investors (subject to certain conditions). In addition, the M/C Entities acquired warrants to purchase up to an aggregate of 886,053 shares of Common Stock in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to the M/C Entities pursuant to the Common Stock Agreement.

The Series D Preferred Stock Agreement provides for the purchase and sale of an aggregate of 5,000 shares of Series D Preferred Stock at a price per share of $1,000.00, and includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive for one year after the closing. Vertical has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Vertical in the Series D Preferred Stock Agreement. The Series D Preferred Stock Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and with investors constituting a majority-in-interest of the shares held by the investors (subject to certain conditions). In addition, the M/C Entities acquired warrants to purchase up to an aggregate of 1,041,667 shares of Common Stock, which has been adjusted to an aggregate of 949,685 shares pursuant to the terms of the warrant as a result of the December 2006 Financing. Each share of Series D Preferred Stock is immediately convertible at the election of the holder into shares of Common Stock of the Issuer. The Series D Preferred Stock shall be convertible into such number of shares of the Issuer’s Common Stock as is determined by dividing the “Series D Original Issue Price”, which shall initially be $1,000 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization

CUSIP NO. 04314L 20 5	13D	Page 9 of 13 Pages

affecting the number of issued and outstanding shares of Series D Preferred Stock), by the “Series D Conversion Price”, which as of December 1, 2006 is $0.79 (subject to customary antidilution adjustments). Each share of Series D Preferred Stock is automatically convertible upon the earlier of (i) the closing of the sale of shares of Common Stock of the Issuer to the public at a price of at least three (3) times the Series D Original Issue Price in an underwritten public offering resulting in at least $50,000,000 of gross proceeds to the Issuer or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of at least a majority in interest of the then outstanding shares of Series D Preferred Stock.

The Series E Preferred Stock Agreement provides for the purchase and sale of an aggregate of 27,400 shares of Series E Preferred Stock at a price per share of $1,000.00, and includes standard representations and warranties of the Issuer and the investors, as well as additional terms and conditions, including those set forth below. The representations and warranties will survive for one year after the closing. Vertical has agreed to indemnify the investors and specified related parties against damages with respect to breaches of the representations, warranties and covenants of Vertical in the Series E Preferred Stock Agreement. The Series E Preferred Stock Agreement may be modified, waived or amended pursuant to an instrument in writing signed by the Issuer and with investors constituting 30% of the shares of Series E Preferred Stock held by the investors. In addition, the M/C Entities acquired warrants to purchase up to an aggregate of 9,433,962 shares of Common Stock. Each share of Series E Preferred Stock is immediately convertible at the election of the holder into shares of Common Stock of the Issuer. The Series E Preferred Stock shall be convertible into such number of shares of the Issuer’s Common Stock as is determined by dividing the “Series E Original Issue Price”, which shall initially be $1,000 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting the number of issued and outstanding shares of Series E Preferred Stock), by the “Series E Conversion Price”, which shall initially be $0.53 (subject to customary antidilution adjustments). Each share of Series E Preferred Stock is automatically convertible upon the earlier of (i) the closing of the sale of shares of Common Stock of the Issuer to the public at a price of at least three (3) times the Series E Original Issue Price in an underwritten public offering resulting in at least $50,000,000 of gross proceeds to the Issuer or (ii) the date and time, or the occurrence of an event, specified by vote or written consent of at least 30% of the then outstanding shares of Series E Preferred Stock.

BOARD OF DIRECTORS

The Series E Preferred Stock Agreement provides that the size of Vertical’s board of directors be set at 8 members with the board initially consisting of (1) the chief executive officer of the Vertical who shall serve as a Class II director; (2) one member who shall serve as a Class II director designated by the written consent of the majority-in-interest of the shares of Common Stock that were acquired upon the conversion of the shares of Series B Preferred Stock held by them pursuant to the terms of the Consent, Waiver and Amendment Agreement dated September 25, 2004 (the “2004 Consent”), acting as a single class; (3) one member who shall serve as a Class II director designated by the written consent of the majority-in-interest of the shares of Common Stock that were acquired upon the conversion of the shares of Series C Preferred Stock held by them pursuant to the terms of the 2004 Consent, acting as a single class; (4) two members who shall serve as Class III directors designated in writing by the M/C Entities; (5) two nonexecutive members who shall serve as Class I directors designated by the mutual agreement of the M/C Entities and the board of directors (reflected by approval of the board of directors (or its Nominating or Corporate Governance committee) of a written designation by the M/C Entities), provided that each such non-executive member has relevant industry experience (each, an “Industry Director”); and (6) one member who shall serve as a Class I director designated in writing, by LG-Nortel Co., Ltd. (“LG”). Pursuant to these provisions, the M/C Entities has designated John W. Watkins and Matthew J. Rubins as directors of Vertical and he M/C Entities and Vertical’s board of directors have mutually agreed to designate Michael P. Downey and Francis F. Girard, each an existing Vertical director, as Vertical directors.

Following June 1, 2007, the Series E Stock Agreement provides that the Vertical board of directors will consist of (1) the chief executive officer of the Company who shall serve as a Class II director; (2) one member who shall serve as a Class II director designated by the written consent of (A)
Special Situations Fund III, L.P. and its Affiliates (collectively, “SSF”) so long as SSF and its Affiliates continue to beneficially own at least 50% of the shares of Common Stock acquired by SSF and its Affiliates upon the conversion of the shares of Series B Preferred Stock held by them pursuant to the terms of the 2004 Consent or (B) in the event that SSF is not entitled to appoint a director pursuant to clause (A), the majority-in-interest of the shares of Common Stock that were acquired by the holders upon the conversion, pursuant to the terms of the 2004 Consent, and the holders of the shares of Series B Preferred Stock and Series C Preferred Stock, acting as a single class; (3) two members who shall serve as Class III directors designated in writing by the M/C Entities (at least one of whom shall be an Industry Director); (4) three Industry Directors who shall serve as Class I directors designated by the mutual agreement of the M/C Entities and the board of directors (reflected by approval of the board of directors (or its Nomination or Corporate Governance committee) of a written designation by the M/C Entities) and (5) subject to the Merger having been consummated, one member who shall serve as a Class I director designated in writing, by LG.

The investors’ designees are entitled to membership on the compensation and nominating committees of the board of directors.

COVENANTS

In summary, Vertical’s affirmative covenants under the Common Stock Agreement, Series D Preferred Stock Agreement and Series E Preferred Stock Agreement include obligations related to providing specified significant investors with a right of first refusal on future issuances of securities by Vertical; seeking a listing of its common stock on the Nasdaq National Market, Nasdaq SmallCap Market or the American Stock Exchange; including the approval of the directors designated by M/C Venture Partners; using a portion of the proceeds from the financing for the acquisition of substantially all of the assets and certain liabilities of Comdial Corporation pursuant to the terms of an asset purchase agreement entered into on September 1, 2005; maintaining insurance; indemnifying and reimbursing the expenses of directors; removing the legends on the certificates representing the shares purchased by the investors (subject to liquidated damages if such removal is delayed); providing information required by Rule 144 under the Securities Act of 1933; and amending Vertical’s certificate of incorporation to the extent necessary to reflect the transactions contemplated by the Common Stock Agreement, the Series D Preferred Stock Agreement and Series E Preferred Stock Agreement, including to

CUSIP NO. 04314L 20 5	13D	Page 10 of 13 Pages

increase the amount of authorized but unissued Common Stock to 250,000,000 or such other number as is recommended or approved by Vertical’s board of directors, such approval to include the approval of the directors designated by M/C Venture Partners.

In summary, Vertical’s negative covenants under the Common Stock Agreement, Series D Preferred Stock Agreement and Series E Preferred Stock Agreement relate to obligations not to, without the prior consent of the M/C Entities, enter into a transaction involving a change in control of Vertical; incur indebtedness in excess of $3.0 million; create any security with an equity component unless that security is junior to the common stock or, subject to specified exceptions, issue any equity securities; transfer its intellectual property; repurchase, redeem or pay dividends on any shares of capital stock (except for dividends or other distributions payable on the common stock solely in the form of additional shares of common stock); grant stock options that are not authorized by a vote of the board of directors or its compensation committee; liquidate or dissolve; change the size of Vertical’s board of directors; amend Vertical’s certificate of incorporation, except as discussed above, or bylaws; change the nature of Vertical’s business; or alter the voting rights of shares of Vertical’s capital stock in a disparate manner.

REGISTRATION RIGHTS

Vertical has agreed to register, under the Securities Act of 1933, the shares of Common Stock issued and sold under the Common Stock Agreement, the shares of Common Stock issued upon conversion of Series D Preferred Stock issued and sold under the Series D Preferred Stock Agreement and the shares of Common Stock issued upon conversion of Series E Preferred Stock issued and sold under the Series E Preferred Stock Agreement for resale by the investors.

Vertical has agreed to file with the Securities and Exchange Commission registration statements (1) with respect to shares of Common Stock issued pursuant to the Common Stock Agreement on or before December 12, 2005 (the “2005 Registration”), (2) with respect to shares of Common Stock issued upon conversion of the Series D Preferred Stock pursuant to the Series D Preferred Stock Agreement on or before March 26, 2006 (the “2006 Registration”) and (2) with respect to shares of Common Stock issued upon conversion of the Series E Preferred Stock and the warrants sold pursuant to the Series E Preferred Stock Agreement on or before June 29, 2007 (the “2007 Registration”) (the earlier of the dates such registration statements are actually filed or are required to be filed is a “Filing Date”) and to use its best efforts to cause such registration statements to become effective on or before the respective date that is the earliest of (A) in the event of no review by the staff of the SEC (the “Staff”), within 5 days of being informed by the Staff that the Staff has decided not to review such registration statement, but in no event later than 30 days after the respective Filing Date, (B) in the event of a review by the Staff, within 5 days of being informed by the Staff that the Staff have no further comments on such registration statement, but in no event later than 90 days after the respective Filing Date (the earliest of (A) and (B) thereof with respective to each of the 2005 Registration and the 2006 Registration, each a “Required Effective Date”). If such registration statement i) is not filed on or before the respective Filing Date, ii) is not declared effective by the SEC on or prior to the respective Required Effective Date, or iii) after being declared effective, ceases to be effective and available for any continuous period that exceeds 30 days or for one or more periods that exceed in the aggregate 60 days in any 12-month period, Vertical will be required, with respect to the 2005 Registration and 2006 Registration, to pay each investor, pursuant to the Common Stock Agreement and the Series D Preferred Stock Agreement, liquidated damages in an amount equal to 1% of the aggregate purchase price paid by such investor under the Common Stock Agreement and the Series D Preferred Stock Agreement (not to exceed 9% of such purchase price, in the aggregate). Vertical has also made other customary agreements regarding the 2005 Registration, the 2006 Registration and the 2007 Registration, including matters relating to indemnification; maintenance of the registration statement; payment of expenses; and compliance with state “blue sky” laws.

Except as set forth in this Item 4 and Item 6, the M/C Entities have no plans or proposals that relate to or that would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, the M/C Entities reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent it deems advisable.

Item 5. Interest in Securities of the Issuer.

(a) (b) As of the date of this Statement, M/C Venture Partners V is the record holder of 21,760,545 shares of Common Stock, warrants to purchase 9,799,339 shares of the Common Stock, 2,831 shares of Series D Preferred Stock and 9,437 shares of Series E Preferred Stock (the “M/C Venture Partners V Shares”), M/C Venture Investors is the record holder of is the record holder of 502,038 shares of Common Stock, warrants to purchase 182,694 shares of the Common Stock, 53 shares of Series D Preferred Stock and 176 shares of Series E Preferred Stock (the “M/C Venture Investors Shares”) and Chestnut Venture Partners is the record holder of is the record holder of 792,046 shares of Common Stock, warrants to purchase 401,615 shares of the Common Stock, 116 shares of Series D Preferred Stock and 387 shares of Series E Preferred Stock (the “Chestnut Venture Partners Shares”). As sole general partner of Chestnut Venture Partners, Chestnut Street Partners may be deemed to beneficially own the Chestnut Venture Partners Shares. By virtue of their relationship as affiliated limited partnerships, whose general partners have overlapping individual general partners, managing members and stockholders, as the case may be, each of M/C Venture Partners V, M/C Venture Investors and Chestnut Venture Partners may be deemed to share the power to direct the disposition and vote of the M/C Venture Partners V Shares, the M/C Venture Investors Shares and the Chestnut Venture Partners Shares, for an aggregate of 23,054,629 shares of Common Stock, 10,058,962 warrants to purchase shares of Common Stock (which are immediately exercisable for 10,383,648 shares of Common Stock), 3,000 shares of Series D Preferred Stock (which are immediately convertible into 3,789,089 shares of Common Stock and 10,000 shares of Series E Preferred Stock (which are immediately convertible into 18,867,925 shares of Common Stock) (the “Record Shares”). The M/C Entities expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(H). Each Reporting Person also expressly disclaims beneficial ownership of any shares of Common Stock of the Issuer, except for the shares, if any, such Reporting Person holds of record.

The Record Shares represent approximately 34.5% of the Series E Preferred Stock outstanding, based upon (i) no shares of Series E Preferred Stock reported by the Issuer to be outstanding as of December 1, 2006 and (ii) 27,400 shares of Series E Preferred Stock issued pursuant to the Series E

CUSIP NO. 04314L 20 5	13D	Page 11 of 13 Pages

Preferred Stock Agreement. The Record Shares (as converted and/or exercised, as applicable, for shares of Common Stock) represent approximately 34.5% of the Common Stock (assuming the conversion and/or exercise, as applicable, of all of the Company’s issued equity securities), based upon 162,496,029 shares of Common Stock (assuming the conversion and/or exercise, as applicable, of all of the Company’s issued equity securities) as of December 1, 2006.

(c) None of the M/C Entities has effected any transactions in the shares of Common Stock or Series D Preferred Stock in the past sixty days, other than the transactions described herein.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On September 28, 2005, the Issuer entered into voting agreements (the “Voting Agreements”) with each of the M/C Entities, whereby each of the M/C Entities separately agreed to vote for the approval of the amendment of the Issuer’s certificate of incorporation to reflect the transactions contemplated by the Common Stock Agreement, including to increase the amount of authorized but unissued Common Stock to 250,000,000 or such other number as is recommended or approved by the Issuer’s board of directors, such approval to include the approval of the directors designated by M/C Venture Partners.

On September 28, 2005, the Issuer entered into warrant agreements with each of the M/C Entities, in satisfaction of outstanding liquidated damages arising out of the Issuer’s failure to register shares of Common Stock issued to each of the M/C Entities pursuant to that certain Common Stock Agreement dated as of September 28, 2004.

On February 9, 2006, the Issuer entered into amended voting agreements (the “Amended Voting Agreements”) with each of the M/C Entities, whereby each of the M/C Entities separately agreed to vote for the approval of the amendment of the Issuer’s certificate of incorporation to reflect the transactions contemplated by the Series D Preferred Stock Agreement, including to increase the amount of authorized but unissued Common Stock to 250,000,000 or such other number as is recommended or approved by the Issuer’s board of directors, such approval to include the approval of the directors designated by M/C Venture Partners.

On February 9, 2006, the Issuer entered into warrant agreements (the “February 2006 Warrants”) with each of the M/C Entities pursuant to that certain Series D Preferred Stock Agreement dated as of February 9, 2006.

On December 1, 2006, the Issuer entered into warrant agreements (the “December 2006 Warrants”) with each of the M/C Entities pursuant to the Series E Preferred Stock Agreement.

Except for the Amended Voting Agreements, the Common Stock Agreement, the Series D Preferred Stock Agreement, the Series E Preferred Stock Agreement, the February 2006 Warrants, the December 2006 Warrants and the transactions described in this Statement, none of the M/C Entities have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

Exhibit 1.	Agreement of Joint Filing

Exhibit 2.	*Stock Purchase Agreement, dated as of September 28, 2005, by and among the Issuer and the investors set forth therein

Exhibit 3.	**Series D Preferred Stock Agreement, dated as of February 9, 2006, by and among the Issuer, and the investors set forth therein

Exhibit 4.	Amended and Restated Series E Preferred Stock Agreement, dated as of December 1, 2006, by and among the Issuer, and the investors set forth therein

Exhibit 5.
**Certificate of Powers, Designations, Preferences and Rights of the Series D Convertible Preferred Stock of the Issuer as filed with the Secretary of State of the State of Delaware on February 9, 2006

Exhibit 6.	Certificate of Powers, Designations, Preferences and Rights of the Series E Convertible Preferred Stock of the Issuer as filed with the Secretary of State of the State of Delaware on December 1, 2006

Exhibit 7.	*Form of Voting Agreement, dated as of September 28, 2005, by and among the Issuer, and each of the M/C Entities set forth therein

CUSIP NO. 04314L 20 5	13D	Page 12 of 13 Pages

Exhibit 8.	**Form of Amended Voting Agreement, dated as of February 9, 2006, by and between the Issuer and each of the M/C Entities

Exhibit 9.	*Form of Warrant, dated as of September 28, 2005, by and between the Issuer and each of the M/C Entities and exercisable for the number of shares as set forth below:

M/C Venture Partners V - 836,318 shares of Common Stock
M/C Venture Investors - 15,579 shares of Common Stock
Chestnut Venture Partners - 34,156 shares of Common Stock

Exhibit 10.	**Form of Warrant, dated as of February 9, 2006, by and between the Issuer and each of the M/C Entities and exercisable for the number of shares as set forth below:

M/C Venture Partners V -  589,918 shares of the Common Stock
M/C Venture Investors -  10,989 shares of the Common Stock
Chestnut Venture Partners -  24,093 shares of the Common Stock

Exhibit 11.	Form of Warrant, dated as of December 1, 2006, by and between the Issuer and each of the M/C Entities and exercisable for the number of shares as set forth below:

M/C Venture Partners V - 8,902,830 shares of Common Stock
M/C Venture Investors - 166,038 shares of Common Stock
Chestnut Venture Partners - 365,094 shares of Common Stock

*Previously filed as an exhibit to Schedule 13D/A on October 17, 2005.
** Previously filed as an exhibit to Schedule 13D/A on April 4, 2006.

CUSIP NO. 04314L 20 5	13D	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.   We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date:     January 10, 2007

M/C VENTURE PARTNERS V, L.P.

By:	M/C VP V, LLC

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, General Partner

M/C VP V, LLC

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, General Partner

M/C VENTURE INVESTORS, LLC

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, General Partner

CHESTNUT VENTURE PARTNERS, L.P.

By:	CHESTNUT STREET PARTNERS, INC.

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, as Attorney in Fact

CHESTNUT STREET PARTNERS, INC.

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, as Attorney in Fact

Exhibit 1

AGREEMENT OF JOINT FILING
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock and Series E Preferred Stock of Vertical Communications, Inc.

EXECUTED this 10th day of January, 2007.

M/C VENTURE PARTNERS V, L.P.

By:	M/C VP V, LLC

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, General Partner

M/C VP V, LLC

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, General Partner

M/C VENTURE INVESTORS, LLC

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, General Partner

CHESTNUT VENTURE PARTNERS, L.P.

By:	CHESTNUT STREET PARTNERS, INC.

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, as Attorney in Fact

CHESTNUT STREET PARTNERS, INC.

By:	/s/ Matthew J. Rubins
Matthew J. Rubins, as Attorney in Fact